UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

Accuride Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00439T107
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00439T107	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,692,198
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,692,198
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,198
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (1) See Item 4.
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00439T107	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,692,198
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,692,198
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,692,198
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.8% (1) See Item 4.
12	TYPE OF REPORTING PERSON IN

CUSIP No. 00439T107	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,676
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,676
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,676
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% (1) See Item 4.
12	TYPE OF REPORTING PERSON OO

CUSIP No. 00439T107	13G	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Third Point Advisors II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,857,676
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,857,676
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,676
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.9% (1) See Item 4.
12	TYPE OF REPORTING PERSON OO

This Amendment No. 2 to Schedule 13G (this “Amendment No. 2”) is being filed with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Accuride Corporation, a corporation organized under the laws of the State of Delaware (the “Company”), to amend the Schedule 13G filed on March 8, 2010 (as amended by Amendment No. 1 thereto filed on December 16, 2010 and this Amendment No. 2, the “Schedule 13G”). This Amendment No. 2 is being filed to report changes in the number of shares of Common Stock beneficially owned by the Reporting Persons. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

Item 4:                                Ownership:

A. Third Point LLC and Daniel S. Loeb
(a) Amount beneficially owned: 3,692,198
(b) Percent of class: 7.8% (1)
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 3,692,198
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 3,692,198

B. Third Point Offshore Master Fund, L.P. and Third Point Advisors II L.L.C.
(a) Amount beneficially owned: 1,857,676
(b) Percent of class: 3.9% (1)
(c) Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote: -0-
(ii)   Shared power to vote or direct the vote: 1,857,676
(iii)  Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 1,857,676

(1)
The percentages reported herein are based upon 47,229,627 shares of Common Stock outstanding, which includes: (a) 46,235,659 shares of Common Stock reported as issued and outstanding on December 21, 2010 in the Prospectus Supplement filed by the Company pursuant to Rule 424(b)(3) with the Securities and Exchange Commission (the “SEC”) on January 14, 2011, plus (b) 993,968 shares of Common Stock issued on December 22, 2010 and December 29, 2010, as reported on the Company’s Form 8-K filed with the SEC on December 29, 2010.

Item 10:                      Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signatures on following page]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2011

THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

THIRD POINT OFFSHORE MASTER FUND, L.P.

By: Third Point Advisors II L.L.C., its general partner
By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

THIRD POINT ADVISORS II L.L.C.

By: Daniel S. Loeb, Managing Director

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song Title: Attorney-in-Fact

[Signature Page to Amendment No. 2 To Schedule 13G With Respect To Accuride]

EXHIBIT INDEX

Exhibit 24:	Power of Attorney granted by Daniel S. Loeb in favor of James P. Gallagher, William Song and Joshua L. Targoff, dated February 9, 2011.